Dated 27 May 2008

ENODIS plc

and

THE MANITOWOC COMPANY, INC.

AMENDMENT AGREEMENT

relating to the Implementation Agreement

Linklaters

One Silk Street
London EC2Y 8HQ

Telephone (44-20) 7456 2000
Facsimile (44-20) 7456 2222

Ref: Richard Godden / David Holdsworth

This Amendment Agreement is made on 27 May 2008 between:

(1)	ENODIS plc whose registered office is at The Place, 175 High Holborn, London WC1V 7AA (the “Company” or “Enodis”); and

(2)	THE MANITOWOC COMPANY, INC. whose head office is at 2400 South 44th Street, PO Box 66, Manitowoc, WI 54221-0066 (“Manitowoc”).

Whereas:

(A)	On 14 April 2008 Enodis and Manitowoc entered into an implementation agreement (the “Agreement”) setting out certain mutual commitments to implement the Scheme and certain matters relating to the conduct of the business of the Company and its Group; and

(B)	On 19 May 2008 Manitowoc announced an increased offer for the entire issued and to be issued share capital of the Company of 294 pence per Enodis Share (the “Increased Offer”).

(C)	The parties have agreed that certain amendments to the Agreement be made as set out below.

It is agreed as follows:

1	Definitions

1.1	In this Amendment Agreement, unless otherwise defined herein, words defined in the Agreement shall have the same meanings when used herein.

1.2	The parties agree that the definition of “Acquisition” in the Agreement shall be replaced by the following definition:

“Acquisition” means the proposed acquisition by Bidco of the entire issued and to be issued ordinary share capital of the Company which is to be effected by means of a scheme of arrangement under Part 26 of the 2006 Act (involving the Reduction) or, if Manitowoc so elects in accordance with Clause 3.8 of the Agreement and the Panel consents, by means of an Offer, as described in the press announcement issued by Manitowoc on 19 May 2008 relating to the Increased Offer.

2	Recommendation

The Company acknowledges that as of the date of this Amendment Agreement compliance with Clause 3.9 of the Agreement with respect to the Increased Offer would not constitute a breach of the Directors’ fiduciary duties and, as a result, confirms the application of Clause 3.9 of the Agreement to the Increased Offer.

3	Conduct of Business

The parties agree that Clause 5 of the Agreement shall be reinstated as if the Directors had not withdrawn their recommendation of Manitowoc’s offer as described in the press announcement issued by Manitowoc on 14 April 2008 (the “Original Offer”) and shall continue to apply in accordance with its terms, with the reference in Clause 5.1 to the Directors withdrawing or adversely modifying or qualifying their recommendation to shareholders in the Company to vote in favour of the Scheme and the General Meeting Resolutions (or if applicable to accept an Offer) being construed in relation to the Increased Offer.

4	Implementation by way of Offer, Antitrust Termination Fee and Announcements

4.1	The parties agree that, conditional on the Scheme Document incorporating both (i) a unanimous and unqualified recommendation of the Directors to shareholders in the Company to vote in favour of the Scheme and the General Meeting Resolutions and (ii) a statement that the Directors’ recommendation of the Illinois Tool Works, Inc. offer has been withdrawn, then Clauses 3.8, 9 and 21.1 of the Agreement shall be reinstated as if the Directors had not withdrawn their recommendation of the Original Offer and shall continue to apply in accordance with their terms, with the references at Clauses 3.8, 9.2.2 and 21.1 of the Agreement to the Directors withdrawing or modifying or qualifying their recommendation to shareholders in the Company to vote in favour of the Scheme and the General Meeting Resolutions being construed in relation to the Increased Offer.

5	Share schemes

Paragraph 6 of Schedule 3 of the Agreement shall be replaced by the following:

“6.1	Awards under the Enodis Performance Share Plan 2007 (the “PSP”) will vest, subject to the satisfaction of the applicable performance conditions, on the Effective Date. In accordance with the rules of the PSP, the number of Shares in the Company subject to a vested award will be pro-rated to reflect that part of the performance period (as defined in the rules of the PSP) that has expired at the Effective Date.

6.2	To the extent that PSP awards do not vest, Manitowoc will provide a replacement incentive to each employee who had an award under the PSP (“PSP Employee”) to take effect as of the Effective Date. Under this replacement incentive, Manitowoc will procure that an amount is paid in cash for each unvested share subject to an award of 294 pence (the “Cash Payment”). The Cash Payment will be payable to each PSP Employee no later than 14 days after the Effective Date provided that the PSP Employee has continued to be in employment with the Company or one of its subsidiaries up to the Effective Date.”

6	Timetable

Schedule 2 of the Agreement shall be replaced by the Schedule to this Amendment Agreement.

7	Inducement Fee

7.1	The Company undertakes that (i) it shall not, on or after the date hereof enter into any inducement fee or break fee in relation to a Third Party Transaction or similar arrangement with any third party and (ii) it shall not increase the amount of the inducement fee that it has agreed to pay to Illinois Tool Works, Inc.

7.2	For the avoidance of doubt, as the Directors withdrew their recommendation of the Original Offer on 8 May 2008, Clause 8.1.1 has been satisfied and therefore, if the Acquisition lapses or is withdrawn, the Inducement Fee will be paid by the Company to Manitowoc under Clause 8.2 no later than five Business Days after the date on which the Acquisition lapses or is withdrawn.

8	Termination

8.1	The parties agree that Clause 10 of the Agreement shall be amended by the inclusion of the following Clause:

“10.1.7 notice in writing from Manitowoc to the Company, if (a) the Directors have withdrawn or adversely modified or qualified either their publicly stated intention to recommend the Increased Offer or, if made, their recommendation to shareholders in the Company to vote in favour of the Scheme and the General Meeting Resolutions (or if applicable to accept an Offer) and (b) Manitowoc has publicly announced the withdrawal of the Acquisition, with the consent of the Panel.”

9	Amendments Not to Affect Validity

The provisions of the Agreement shall, except as expressly amended by this Amendment Agreement, continue in full force and effect in accordance with their terms.

10	Application of certain clauses of the Agreement

Clauses 11 to 13, 16 to 18 and 20 to 24 of the Agreement shall apply to this Amendment Agreement, mutatis mutandis.

11	Entire Agreement

11.1	This Amendment Agreement, together with the Confidentiality Agreement entered into between the parties and dated 26 March 2008 and the Agreement, constitutes the whole and only Agreement between the parties relating to the Acquisition and supersede any previous agreement whether written or oral between the parties in relation to the Acquisition and/or the Increased Offer.

11.2	Each party acknowledges that in entering into this Amendment Agreement it is not relying upon any pre-contractual statement that is not set out in this Amendment Agreement.

11.3	No party shall have any right of action against any other party to this Amendment Agreement arising out of or in connection with any pre-contractual statement except to the extent that it is repeated in this Amendment Agreement. Nothing in this Clause 11 shall limit the liability of any party in respect of any fraudulent misrepresentation or misstatement.

11.4	For the purposes of this Clause 11, “pre-contractual statement” means any draft, agreement, undertaking, representation, warranty, promise, assurance or arrangement of any nature whatsoever, whether or not in writing, relating to the subject matter of this Amendment Agreement made or given by any person at any time prior to the date of this Amendment Agreement.

11.5	This Amendment Agreement may only be varied in writing signed by each of the parties.

In witness whereof this Amendment Agreement has been executed as a deed on the date stated at the beginning.

EXECUTED as a DEED by
ENODIS PLC
acting by:

Name: David S. McCulloch	/s/ David S. McCulloch
Director
Name: David Wrench	/s/ David Wrench
Director

EXECUTED as a DEED by
THE MANITOWOC COMPANY, INC.
acting by:

Mauice D. Jones	/s/ Maurice D. Jones
Senior Vice President
General Counsel & Secretary